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Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director Sandra B. Hunter, Staff Attorney Jessica Barberich, Assistant Chief Accountant Howard Efron, Staff Accountant

Re:	Spirit Finance Corporation Amendment No. 4 to Form S-11 Filed May 8, 2012 File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Realty Capital, Inc. (formerly Spirit Finance Corporation) (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 22, 2012 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”), which was initially filed with the Commission on November 10, 2011 and subsequently amended on December 22, 2011, February 13, 2012, March 16, 2012 and May 8, 2012 (“Amendment No. 4”).

For ease of review, we have set forth below the comments included in the Comment Letter and the Company’s responses thereto. The responses in this letter are based on information provided and representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

May 24, 2012

Notes and Management’s Assumptions To Pro Forma Condensed Consolidated Financial Statements

Note 1E, page F-7

1.	We note that your disclosure related to the consent fees and other third-party expenses associated with securing certain lenders’ consents has been modified from your previous disclosure. Please help us to better understand these changes by telling us your basis for the intended accounting treatment of the expected $10.2 million of consent fees as well as the expected $3.6 million in third-party expenses. Also, describe the nature of the fees in more detail; clarify under which debt agreements you are required to pay these fees. In your response, please explain why the $10.2 million of consent fees are capitalized as debt discount to be amortized over the remaining term of your existing $1.9 billion of mortgages and notes payable while the amounts paid to third parties will be expensed.

Additionally, tell us what consideration you gave to including an adjustment for the consent fees in your pro forma statement of operations. Cite the guidance upon which you relied related to your accounting for the consent fees and the related third-party fees as well as your pro forma presentation.

Response: As of March 31, 2012, the Company had approximately $1.9 billion of mortgage notes payable, which were originally incurred to finance the acquisitions of its real estate portfolio. These mortgage notes contain various affirmative and negative covenants customarily found in debt agreements, including restrictions with respect to changes in organizational structure and/or transfers of existing ownership interests. Upon completion of its initial public offering of shares of its common stock (the “IPO”), the Company expects to conduct its operations through a new wholly-owned operating partnership subsidiary (the “Operating Partnership”) that it plans to form. The special purpose entities that are borrowers under the existing mortgage notes are also typically the owners of the properties, and such special purpose entities will become wholly-owned subsidiaries of the Operating Partnership upon completion of the IPO. The existing mortgage notes would not, without amendment, allow the change in ownership of the Company that will occur as a result of the IPO, the free tradability of common stock following the IPO or the formation of the Operating Partnership. As a result, the Company anticipates it will incur approximately $14.6 million in total costs to modify the existing mortgage notes in order to allow for these actions. In particular, the modified mortgage notes would amend the definition of permitted transfers to allow the IPO and the trading of the Company’s common stock on the New York Stock Exchange following the IPO.

The Company believes that the applicable guidance related to obtaining the lender consents described above is found in ASC 470-50, which deals with debt extinguishments and modifications. The amendments to the mortgage notes outlined above do not affect the amount of the contractual payments that are required under the existing mortgages notes and

May 24, 2012

do not substantively alter the credit of the borrower, which would have been indicative of a debt extinguishment. However, the applicable guidance suggests that fees exchanged between a debtor and a creditor can effect changes in various terms of the existing debt agreement, including a modification of debt covenants or waivers, which if substantial would result in extinguishment accounting.

In determining if the modification is substantial, and consequently whether extinguishment accounting applies, ASC 470-50-40-10 provides that a modification is considered substantial if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. In applying the 10% test, cash flows of the modified debt instrument include amounts paid by the debtor to the creditor as part of the modification.

Under the mortgage note amendments, changes to the cash flows consist primarily of the estimated lender consent fees and an unscheduled principal repayment required under one mortgage note. These changes in cash flows represent less than 1% (collectively) and not more than 3% (on an individual mortgage note basis) of the outstanding mortgage notes payable balance and are plainly below the 10% threshold. As a result, modification accounting applies.

Under modification accounting, fees paid by the debtor to the creditor as part of the modification shall, along with any existing unamortized premium or discount, be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method. Costs incurred with third parties directly related to the modification (such as legal fees) shall be expensed as incurred.

Set forth below is a breakdown of costs the Company expected to incur in obtaining lender consents in amending the existing mortgage notes at the time of filing Amendment No. 4:

• Lender consent and processing fees (fees paid to creditor):	$10.2 million	(a)
• Legal fees (third party fees):	3.0 million
• Rating agency, inspection fees, other (third party fees):	0.6 million

(a)

The Company respectfully advises the Staff that, since the filing of Amendment No. 4, lender consent and processing fees have increased from $10.2 million to $11.0 million (resulting in an increase in the total costs to modify the existing mortgage notes from $13.8 million to $14.6 million). The Company will revise the disclosure accordingly in its next amendment to the Registration Statement.

Based on the applicable guidance, the Company’s current and prospective accounting treatment of these costs will be as follows:

•	Lender consent and processing fees that are being incurred prior to and through the effective date of the mortgage note amendments shall be accounted for as Deferred

May 24, 2012

Costs (Other Assets) on the balance sheet. Once the amendments become effective, the actual lender consent and processing fees incurred in relation to each mortgage note shall be reclassified to Debt Discount and be amortized as an adjustment to interest expense over the remaining term of the respective mortgage note using the interest method.

•	Legal fees, rating agency fees, site inspection fees, and other third-party costs shall be expensed as incurred.

The Company respectfully advises the Staff that it has included pro forma adjustments to record the capitalization of the consent fees of $10.2 million (which the Company will revised to $11.0 million as noted above) as a debt discount and the expensing of the $3.6 million in third-party fees (of which approximately $1.2 million has been incurred and expensed as part of general and administrative expenses) in the unaudited pro forma condensed consolidated financial statements in accordance with Article 11 of Regulation S-X. As outlined above, the consent fees and third-party fees incurred (and to be incurred) were to modify the mortgage notes to include amending the definition of permitted transfers to allow for the IPO. The modifications required payments directly to the lender and also payments to legal counsel related to the review of the documents along with other third-party costs to allow for the execution of those modifications. As a result, the Company believes the consent fees and third-party fees are directly attributable to the transaction and are properly included as pro forma adjustments.

Historical Financial Statements of Spirit Finance Corporation and Subsidiaries

2.	You disclose that Redford granted an aggregate of $8 million of its restricted non-incentive units to certain executives. You also disclose that, prior to the completion of this offering, you expect that each of your executives who received these units will agree to cancel those units, and you will grant each of them shares of restricted common stock of your company. Please additionally tell us the following:

•	How you will account for this cancellation and issuance.

Response: Vesting of the non-incentive restricted units (the “Redford Restricted Units”) of Redford Holdco, LLC (“Redford”) granted during 2011 is dependent upon the fulfillment of a performance condition (the occurrence of an initial public offering or change in control of Redford or the Company on or prior to December 31, 2012) and related compensation expense is not to be recognized until such time as the likelihood of the performance condition being met is deemed probable. The Company has not recognized compensation expense related to these Redford Restricted Units through March 31, 2012, as it does not believe the probability threshold for the performance condition was met as of that date. Further, the Company expects the Redford Restricted Units to be legally cancelled pursuant to contractual agreements with the executives (as described in more detail below). In exchange for the cancellation of the Redford Restricted Units, the Company will grant to the executives 470,590 shares of restricted common stock of the Company (the “Spirit Restricted

May 24, 2012

Shares”) with an expected aggregate grant date fair value of $8.0 million (based on the mid-point of the price range to be set forth on the front cover of the preliminary prospectus).

The Spirit Restricted Shares shall be subject to substantially the same vesting terms as the Redford Restricted Units. In accordance with the vesting provisions, one-half of the Spirit Restricted Shares will immediately vest upon the completion of IPO, which will result in a charge to compensation expense equal to half of the total grant date fair value. The remaining unrecognized compensation cost will be recognized on a straight-line basis over the three-year vesting period based on the anniversary date of the completion of the IPO.

The Company respectfully advises the Staff that, to the extent the total grant date fair value of the Spirit Restricted Shares is below the total initial grant date fair value of the Redford Restricted Units (i.e., below $8.0 million), the Company will not expense an amount below the total initial grant date fair value of the Redford Restricted Units, because (1) the modification of the award would be deemed a “probable-to-probable” modification under ASC 718-20-55-107, and (2) under ASC 718-20-55-107, such a modification may not result in compensation expense that is less than the total initial grant date fair value of the Redford Restricted Units.

•	Any estimated difference in the fair value of the Redford units and your units.

Response: The total grant date fair value of the Spirit Restricted Shares is expected to be equal to the total initial grant date fair value of the Redford Restricted Units (assuming the initial public offering price of the Company’s common stock (the “IPO Price”) equals the mid-point of the price range to be set forth on the front cover of the preliminary prospectus). The total initial grant date fair value of the Redford Restricted Units (i.e., $8.0 million) was based on the independent third-party valuation discussed below. Although the total grant date fair value of the Spirit Restricted Shares will be equal to $8.0 million if the IPO Price is equal to the mid-point of the price range to be set forth on the front cover of the preliminary prospectus, the actual total grant date fair value of the Spirit Restricted Shares ultimately will be based on the IPO Price. As a result, if the IPO Price is below the mid-point of the price range to be set forth on the front cover of the preliminary prospectus, the total grant date fair value of the Spirit Restricted Shares will be less than the total initial grant date fair value of the Redford Restricted Units (i.e., below $8.0 million). Conversely, if the IPO Price is above the mid-point of the price range to be set forth on the front cover of the preliminary prospectus, the total grant date fair value of the Spirit Restricted Shares will be greater than the total initial grant date fair value of the Redford Restricted Units (i.e., above $8.0 million).

•	The basis for your expectation that this cancellation and issuance of restricted units will occur.

Response: The Company respectfully advises the Staff that, since the filing of Amendment No. 4, each of the executives who received Redford Restricted Units has entered into a termination agreement with Redford pursuant to which his Redford Restricted Units will be cancelled immediately prior to the completion of IPO. Below please find the revised disclosure from page 133 of Amendment No. 4, as it will appear in the Company’s next amendment to the Registration Statement (please note that deleted words are stricken through and added words are reflected in bold):

“~~Prior to the completion of this offering, we expect each~~ Each of Messrs. Nolan, Bender and Mavoides ~~will agree~~ have agreed with Redford to cancel his respective restricted unit awards immediately prior to the completion of this offering, and we will grant Messrs. Nolan, Bender and Mavoides 352,942 shares, 58,824 shares and 58,824 shares, respectively, of restricted common stock of our company (based on the mid-point of the price range set forth on the front cover of this prospectus), which shall be subject to substantially the same vesting terms as the restricted unit awards.”

May 24, 2012

The Company will make corresponding revisions to the disclosure on pages 137, 138, 139, 141 and 142.

•	More detail regarding the valuation methods used to determine the fair value of the units, including the significant assumptions.

Response: The market value of the Redford Restricted Units was calculated by multiplying the fair market value of a unit in Redford, as determined by Redford’s board of directors based on an independent third-party valuation of Redford and the Company, by the number of unvested Redford Restricted Units outstanding under the award. An independent third party performed an equity valuation of Redford and the Company to determine the value per common share of common stock of the Company using the Black Scholes pricing model. The analysis considered an income approach of the Company and market approach of comparable public companies to determine the appropriate equity valuation and historical price volatility inputs. Due to restrictions of the awards, a marketability discount of 10% was applied to determine the fair value per share of common stock of the Company.

As noted above, the total grant date fair value of the Spirit Restricted Shares will be measured based on IPO Price. In accordance with the vesting provisions, one-half of the Spirit Restricted Shares will immediately vest upon the completion of IPO, which will result in a charge to compensation expense equal to half of the total grant date fair value. The remaining unrecognized compensation cost will be recognized on a straight-line basis over the three-year vesting period based on the anniversary date of the completion of the IPO.

Financial Statements of Specialty Retail Shops Holding Corp. and Subsidiaries

Independent Auditors’ Report, page F-67

3.	Please revise to include an opinion from the independent auditors of Specialty Retail Shops Holding Corp. and Subsidiaries which indicates the city and state of the firm’s office which issued the independent auditors’ report.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the Company’s next amendment to the Registration Statement, it will include an independent auditor’s report from the KPMG LLP, the independent registered public accounting firm of Specialty Retail Shops Holding Corp. and subsidiaries, that indicates the city and state of the firm’s office that issued the report.

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that (i) the Company is responsible for the

May 24, 2012

adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comment or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Realty Capital, Inc.
Peter M. Mavoides, Spirit Realty Capital, Inc.
Michael A. Bender, Spirit Realty Capital, Inc.
Edward Sonnenschein, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP